FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of May 2002

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   X   No

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:　　　May 21, 2002　　　　　SUN INTERNATIONAL HOTELS LIMITED

By:	/s/John R. Allison
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99	Press Release on May 20, 2002 Sun International Hotels Limited Announces Plans To Change Name To Kerzner International Limited

Exhibit 99



Sun International

FROM: Sun International
             Paradise Island, The Bahamas
             Contact: John Allison
             Tel: 1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL HOTELS LIMITED ANNOUNCES PLANS TO CHANGE NAME TO KERZNER INTERNATIONAL LIMITED

PARADISE ISLAND, The Bahamas, May 20, 2002 – Sun International Hotels Limited (NYSE: SIH) today announced plans to change its corporate name to Kerzner International Limited. The Company anticipates finalizing the name change on or before July 1, 2002 at which time the Company's stock, which currently trades on the New York Stock Exchange under the symbol "**SIH**", will be listed under the new ticker symbol "**KZL**". The name change is being implemented in accordance with agreements related to the restructuring of the Company's major shareholder, Sun International Investments Limited, which were announced in July 2001. There will be no change in the Company's management or worldwide operations as a result of the name change.

Sun International Hotels Limited is an international resort and gaming company that develops, operates or manages premier resorts and casino properties. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Indian Ocean and Dubai. In addition, the Company earns income on the gross revenues of the Mohegan Sun, operated by an unaffiliated entity in Connecticut. The Company's flagship property is Atlantis, a 2,317-room resort and casino located on Paradise Island in The Bahamas.

Inquires should be directed to John Allison, Executive Vice President - Chief Financial Officer of Sun International Hotels Limited, at 242-363-6016. For other information, visit www.sunint.com.